Mail Stop 3233
                                                            February 16, 2018

Via E-mail
Nikhel Varty, Chief Executive Officer
ServiceMaster Global Holdings, Inc.
860 Ridge Lake Blvd.
Memphis, TN 38120

       Re:      American Holding Company, Inc.
                Draft Registration Statement on Form 10-12B
                Submitted January 23, 2018
                CIK No. File No. 0001727263

Dear Mr. Varty:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form 10

Exhibit Index

   1. You currently identify a number of "form of" agreements. Please tell us if you will execute any of these agreements before effectiveness of the Form 10. Nikhel Varty, Chief Executive Officer
ServiceMaster Global Holdings, Inc.
February 16, 2018
Page 2

 Exhibit 99.1

 Questions and Answers about the Separation and Distribution, page 1

 How will ServiceMaster vote any shares of AHS . . .?, page 8

      2. We note your expectation that ServiceMaster will agree to vote any shares of AHS it retains in proportion to the votes cast by your other stockholders. Please to clarify if
         ServiceMaster "will" agree to vote its AHS shares, rather than characterizing this as a forward-looking expectation.

 Risk Factors

 If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free . . ., page 34

      3. To the extent practicable, please quantify the range of potential tax liability you and
         ServiceMaster could incur in the event the IRS were to prevail in a challenge regarding the tax-free treatment of the transaction.

 The Separation and Distribution
 Incurrence of Debt, page 50

 4. We note your disclosure regarding the amount to be available under your revolving credit facility and the amount of principal to be borrowed on your term facilities. To the extent that significant terms of the new debt are known, please provide them. Include interest rates, maturity dates, collateral requirements (if any), and any other known material terms.

 Business, page 63

 5. We note your disclosure on page 32 that your business is subject to non-solicitation and no-hire covenants. Please provide more detailed disclosure in this section regarding these restrictions and the potential impact on your opportunities to expand your business.

 Note 3. Significant Accounting Policies
 Restricted Net Assets, Page F-10

 6. We note the third party restrictions on the ability of certain of your subsidiaries to transfer funds to you in the amount of $151 million as of December 31, 2016. Please advise us how you considered the disclosure requirements of Rule 4-08(e) and Rule 5-04,
         Schedule I of Regulation S-X.
 Nikhel Varty, Chief Executive Officer
ServiceMaster Global Holdings, Inc.
February 16, 2018
Page 3


        You may contact Becky Chow at (202) 551-6524 or Kristi Marrone at (202) 551-3429 if
 you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3215 with any other questions.


                                                           Sincerely,

                                                           /s/ Kim McManus

                                                           Kim McManus
                                                           Senior Counsel
                                                           Office of Real
Estate and
                                                           Commodities

 cc: Andrew R. Brownstein, Esq. (via e-mail)